SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549
                          FORM 12b - 25
                   NOTIFICATION OF LATE FILING

     [X] Form 10-KSB    For Period Ended:  JUNE 30, 1996

                 Part I - Registrant Information
Full Name of Registrant:      Quality Resorts of America, Inc.
                              11357-A Pyrites Way, Suite 3
                              Rancho Cordova, CA  95670
                              Commission File No. 0 - 14035

              Part II - Rules 12-b - 25 (b) and (c)
  X   (a) The reasons described in detail in Part III of this
          form could not be eliminated without unreasonable effort or expense.

      (b) The subject annual report will be filed on or before the fifteenth calendar day following the prescribed due date.

      (c) The accountant's statement or other exhibit required by Rule 12b - 25(c) has been attached if applicable.

                      Part III - Narrative

We are unable to file Form 10-KSB by the September 28, 1996 deadline for the year ended June 30, 1996 without extreme and unreasonable hardship. Due to cash flow problems we were unable to resolve the fee with our auditor for the year end 1995 audit and he was unable to begin work for the year end 1996. We have now successfully resolved this issue and the auditor will be able to begin his field work on October 1, 1996 and the 10KSB will be filed as soon as possible.

                   Part IV - Other Information
(1) Name and telephone number of person to contact in regard to this notification:

     Susan Bienias     (916) 853-9812

(2)    X   YES                NO

(3)        YES            X   NO

Quality Resorts of America, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:   September 27, 1996    Susan Bienias

                              Susan Bienias
                              Chief Financial Officer